Cimetrix Announces Second Quarter 2011 Financial Results
Revenues Increase 53% Year-over-Year and 11% from Prior Quarter

SALT LAKE CITY, UT — August 11, 2011 — Cimetrix, Incorporated (OTCQB & OTCBB: CMXX) (www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, light emitting diode, and other electronics industries, today reported financial results for its second quarter and six months ended June 30, 2011 as follows:

Second Quarter 2011 Financial Results Highlights:
•	Total revenues increased 53% year-over-year to $2,269,000 from $1,484,000
•	Compared to the first quarter of 2011, total revenues increased 11%
o	Software revenues increased slightly to $1,698,000 from $1,670,000
o	Professional services revenues increased 49% to $571,000 from $383,000
•	R&D investments increased to $443,000 from $277,000 in the first quarter of 2011
•	Net income for the second quarter was $225,000, marking the eighth consecutive quarter of profitability

Six Month 2011 Financial Results Highlights:
•	Total revenues increased 67% year-over-year to $4,322,000 from $2,583,000
•	Total software revenues increased 51% to $3,368,000 from $2,237,000
•	Professional services revenues increased 176% to $954,000 from $346,000
•	Net income was $515,000, compared to net income of $636,000 in the first six months of 2010

Management’s Comments

“We are pleased to report another solid quarter of performance,” stated Bob Reback, Cimetrix president and CEO. “Revenue from software and professional services increased year-over-year, reflecting the successful implementation of our growth strategy. Cimetrix continues to benefit from being the software engineering firm of choice for an increasing number of the world’s leading equipment makers.

 “With respect to the Company’s outlook, feedback from customers indicates similar findings from the industry for a brief buying pause after record spending levels late last year through the first half of this year. This pause will reduce software license fees in the short term, although we continue to expect robust activity for our services business, particularly for our industry-leading CIMControlFramework™ tool control platform as we focus on customer-centric project development and next generation technologies.

“Our longer term outlook remains intact and very encouraging. Our business model enabling equipment makers to lower costs, deliver machines with best-in-class software and reduce their time-to-market is needed by the industry as new technologies to meet consumer demand are introduced to the market. We remain committed to investing in our software engineering capabilities and related growth initiatives, and we expect to report another year of solid revenue growth and profitability for 2011."

Second Quarter 2011 Customer and Product Development Highlights:

•	New Design Wins. Cimetrix received two design wins for connectivity products. One is with a major laser manufacturer and the other is with a supplier of coating application systems.

Increased Capacity for Professional Services. Cimetrix held its first tool control “boot camp” to service increased global demand. This intensive four-week training program focused on Cimetrix CIMControlFramework tool control products and Agile design methodology for customers, Cimetrix employees, and Cimetrix service partners.

•
Major new release for CIMControlFramework. CIMControlFramework 3.3 includes tighter integration with Cimetrix connectivity solutions, faster data analysis, and a resizable graphical user interface (GUI) that provides greater compliance with the SEMI E95 standard.

•
Major new release for CIM300. A new release of the CIM300 software toolkit used to implement the GEM 300 standards now includes the E148 time synchronization and E157 module process tracking functionality.  The new features allow Cimetrix to support the requirements of two semiconductor foundries, along with the latest SEMI standards revisions for GEM 300.

•
SYSTEMA partnership and PV Workshop at InterSolar in Europe. SYSTEMA GmbH and Cimetrix held a joint workshop that focused on how equipment developers and solar cell manufacturers can establish host network interfaces using the PV2 (PVECI) connectivity standard.  This interface, based upon the Semiconductor Equipment and Materials International SECS/GEM standard, enables the photovoltaic industry to adopt sophisticated quality assurance, traceability, and advanced process control strategies, supporting the industry’s focus on reducing the cost per kilowatt of power.

About Cimetrix Incorporated
Cimetrix (OTCQB & OTCBB: CMXX) designs, develops, markets, and supports factory automation and equipment control software for the global semiconductor, photovoltaic, light emitting diode, and other electronics industries. A leading participant in Semiconductor Equipment and Materials International standards development, Cimetrix’s connectivity software allows for quick implementation of the SECS/GEM, GEM300 and EDA standards.

The Company’s products can be found on virtually every tool type in nearly every semiconductor 300mm factory worldwide.  The added-value of Cimetrix’s passionate support and professional services creates the industry’s only complete software solution.  Key products include:

▪	CIMControlFramework™
▪	CIMConnect™
▪	CIM300™
▪	CIMPortal™

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and participates in various International SEMATECH Manufacturing Initiative (ISMI) programs.

For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to continuing recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

# # #

Company Contact Rob Schreck Cimetrix, Incorporated Phone: (801) 256-6500 Fax: (801) 256-6510 rob.schreck@cimetrix.com	Investor Contact Jordan Darrow Darrow Associates, Inc. Phone: (631) 367-1866 jdarrow@darrowir.com

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets

	June 30, 2011	December 31,
ASSETS	(Unaudited)	2010
Current assets:
Cash	$1,260,000	$1,559,000
Accounts receivable, net	1,325,000	673,000
Prepaid expenses and other current assets	42,000	33,000
Total current assets	2,627,000	2,265,000

Property and equipment, net	122,000	100,000
Goodwill	64,000	64,000
Other assets	20,000	20,000

	$2,833,000	$2,449,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$403,000	$332,000
Accrued expenses	386,000	570,000
Deferred revenue	236,000	237,000
Current portion of notes payable and capital lease obligations	-	5,000
Total current liabilities	1,025,000	1,144,000

Long-term liabilities:
Notes payable - related parties, net	321,000	396,000
Long-term portion of notes payable	376,000	376,000
Total long-term liabilities	697,000	772,000

Total liabilities	1,722,000	1,916,000

Commitments and contingencies

Stockholders’ equity:
Common stock; $.0001 par value, 100,000,000 shares
authorized, 45,068,256 and 44,842,767 shares issued,
respectively	4,000	4,000
Additional paid-in capital	33,552,000	33,488,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(32,396,000)	(32,910,000)
Total stockholders’ equity	1,111,000	533,000

	$2,833,000	$2,449,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Statements of Operations
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Revenues:
New software licenses	$1,483,000	$1,107,000	$2,931,000	$1,858,000
Software license updates and product support	215,000	207,000	437,000	379,000
Total software revenues	1,698,000	1,314,000	3,368,000	2,237,000
Professional services	571,000	170,000	954,000	346,000

Total revenues	2,269,000	1,484,000	4,322,000	2,583,000

Operating costs and expenses:
Cost of revenues	957,000	312,000	1,781,000	603,000
Sales and marketing	279,000	206,000	552,000	408,000
Research and development	443,000	136,000	720,000	243,000
General and administrative	337,000	317,000	702,000	626,000
Depreciation and amortization	12,000	6,000	23,000	13,000

Total operating costs and expenses	2,028,000	977,000	3,778,000	1,893,000

Income from operations	241,000	507,000	544,000	690,000

Other income (expenses):
Interest income	1,000	-	2,000	-
Interest expense	(17,000)	(26,000)	(31,000)	(54,000)

Total other expenses, net	(16,000)	(26,000)	(29,000)	(54,000)

Income before income taxes	225,000	481,000	515,000	636,000

Provision for income taxes	-	-	-	-

Net income	$225,000	$481,000	$515,000	$636,000

Net Income per common share:
Basic	$0.00	$0.01	$0.01	$0.01
Diluted	$0.00	$0.01	$0.01	$0.01

Weighted average number of shares
outstanding:
Basic	45,196,000	47,277,000	45,107,000	47,163,000
Diluted	46,813,000	48,251,000	46,742,000	48,060,000